Black Hawk Acquisition Corporation

4125 Black Hawk Plaza Circle, Suite 166

Danville, CA 94506

March 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Black Hawk Acquisition Corporation

Registration Statement on Form S-1

File No. 333-276857

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Black Hawk Acquisition Corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 Eastern Time, on Tuesday, March 19, 2024, or as soon as practicable thereafter.

Very truly yours,

Black Hawk Acquisition Corporation

By:	/s/ Kent Kaufman
Kent Kaufman
Chief Executive Officer